EXHIBIT 99(a)



               INFORMATION WITH RESPECT TO THE GENERAL PARTNER OF
                         GRAND SLAM CAPITAL PARTNERS, LP


NAME AND ADDRESS

The General Partner of Grand Slam Capital Partners, LP is Grand Slam General Partners, LLC, a Delaware limited liability company, located at c/o Grand Slam Capital Partners, LP, One Bridge Plaza, Fort Lee, New Jersey 07024.






                                     Page 9